Registration No.  333-45394
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 462

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 21, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


NASDAQ 100 (REGISTERED TRADEMARK) SECURITIES SELECT PORTFOLIO,  SERIES 2
    NASDAQ 100 (REGISTERED TRADEMARK) SECURITIES PORTFOLIO, SERIES 2

                                 FT 462

FT 462 is a series of a unit investment trust, the FT Series. FT 462 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") of companies which comprise the Nasdaq 100 Index(registered trademark). The objective of each Trust is to provide above-average capital appreciation. Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2 has an expected maturity of approximately 18 months. Nasdaq 100(registered trademark) Securities Portfolio, Series 2 has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


            The date of this prospectus is September 21, 2000

                         Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 8
The FT Series                                           14
Portfolios                                              15
Risk Factors                                            15
The Nasdaq 100(registered trademark) Index Performance  16
Public Offering                                         17
Distribution of Units                                   19
The Sponsor's Profits                                   20
The Secondary Market                                    21
How We Purchase Units                                   21
Expenses and Charges                                    21
Tax Status                                              22
Retirement Plans                                        23
Rights of Unit Holders                                  23
Income and Capital Distributions                        24
Redeeming Your Units                                    25
Removing Securities from a Trust                        26
Amending or Terminating the Indenture                   27
Information on the Sponsor, Trustee and Evaluator       27
Other Information                                       28

                       Summary of Essential Information

                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                    Nasdaq 100 (registered
                                                                                                    trademark) Securities
                                                                                                    Select Portfolio
                                                                                                    Series 2
                                                                                                    ______________________
Initial Number of Units (1)                                                                             24,999
Fractional Undivided Interest in the Trust per Unit (1)                                               1/24,999
Public Offering Price:
    Aggregate Offering Price Evaluation  of Securities per Unit (2)                                 $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering Price per Unit
          (3.283% of the net amount  invested, exclusive of the deferred sales charge) (3)          $     .325
    Less Deferred Sales Charge per Unit                                                             $    (.225)
Public Offering Price per Unit (4)                                                                  $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                     $    9.675
Redemption Price per Unit (based on aggregate underlying value of Securities
    less deferred sales charge) (5)                                                                 $    9.675
Cash CUSIP Number                                                                                   30265V 140
Reinvestment CUSIP Number                                                                           30265V 157
Fee Accounts Cash CUSIP Number                                                                      30265V 165
Fee Accounts Reinvestment CUSIP Number                                                              30265V 173
Security Code                                                                                            59603

First Settlement Date                         September 26, 2000
Mandatory Termination Date (6)                March 21, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                      Summary of Essential Information

                                 FT 462


                     At the Opening of Business on the
                 Initial Date of Deposit-September 21, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                    Nasdaq 100 (registered
                                                                                                    trademark)
                                                                                                    Securities Portfolio
                                                                                                    Series 2
                                                                                                    ______________________
Initial Number of Units (1)                                                                             24,999
Fractional Undivided Interest in the Trust per Unit (1)                                               1/24,999
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                   $    9.900
   Maximum Sales Charge of 4.40% of the Public Offering Price per Unit
      (4.444% of the net amount invested, exclusive of the deferred sales charge) (3)               $     .440
   Less Deferred Sales Charge per Unit                                                              $    (.340)
Public Offering Price per Unit (4)                                                                  $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                     $    9.560
Redemption Price per Unit (based on aggregate underlying value of Securities
    less deferred sales charge) (5)                                                                 $    9.560
Cash CUSIP Number                                                                                   30265V 181
Reinvestment CUSIP Number                                                                           30265V 199
Fee Accounts Cash CUSIP Number                                                                      30265V 207
Fee Accounts Reinvestment CUSIP Number                                                              30265V 215
Security Code                                                                                            59607

First Settlement Date                  September 26, 2000
Mandatory Termination Date (6)         September 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2000.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Select Portfolio Series has a term of approximately 18 months, the Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Nasdaq 100 (registered  Nasdaq 100 (registered
                                                                               trademark)              trademark)
                                                                               Securities              Securities
                                                                               Select Portfolio        Portfolio
                                                                               Series 2                Series 2
                                                                               ______________          ______________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.40%       $.440
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.40%(b)     .340

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                    .260%(c)   $.0260       .225%(c)   $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees          .081%      $.0080       .100%      $.0098
Creation and development fee                                                    .350%(e)    .0347       .350%(e)    .0343
Trustee's fee and other operating expenses                                      .159%(f)    .0158       .194%(f)    .0190
                                                                               ______      ______      ______      ______
Total                                                                           .590%      $.0585       .644%      $.0631
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year    18 Months(g)    3 Years    5 Years
                                                          ______    __________      _______    _______
Nasdaq 100 (registered trademark) Securities
    Select Portfolio,  Series 2                           $410      $440            $ -        $ -
Nasdaq 100 (registered trademark) Securities
    Portfolio, Series 2                                    527       N.A.            658        801

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The initial sales charge is equal to the difference between the maximum sales charge (3.25% for the Select Portfolio Series and 4.40% for the Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for the Select Portfolio Series and $.340 per Unit for the Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing April 20, 2001.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d)With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e)The creation and development fee compensates the Sponsor for creating and developing the Trusts. During the life of the Trusts, this fee is accrued daily based on each Trust's net asset value at the annual rate of .35%. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than 1.00% for the Select Portfolio Series or more than 2.85% for the Portfolio Series of a Unit holder's initial investment.

(f) For the Portfolio Series, other operating expenses include the costs incurred by the Portfolio Series for annually updating such Trust's registration statements. Historically, we paid these costs. Other operating expenses include costs associated with a license fee, but do not include brokerage costs and other portfolio transaction fees for either of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g)For the Select Portfolio Series, the example represents the estimated costs incurred through the Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 462


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 462, comprised of the Nasdaq 100 (registered trademark) Securities Select Portfolio , Series 2 and Nasdaq 100 (registered trademark) Securities Portfolio , Series 2 as of the opening of business on September 21, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on September 21, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 462, comprised of the Nasdaq 100 (registered trademark) Securities Select Portfolio , Series 2 and Nasdaq 100 (registered trademark) Securities Portfolio , Series 2 at the opening of business on September 21, 2000 in conformity with accounting principles generally accepted in the United States.



                                         ERNST & YOUNG LLP


Chicago, Illinois
September 21, 2000

                          Statements of Net Assets

                                 FT 462


                   At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


                                                                                            Nasdaq 100       Nasdaq 100
                                                                                            (registered      (registered
                                                                                            trademark)       trademark)
                                                                                            Securities       Securities
                                                                                            Select Portfolio Portfolio
                                                                                            Series 2         Series 2
                                                                                            __________       __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                          $247,489         $247,489
Less liability for reimbursement to Sponsor for organization costs (3)                          (650)            (562)
Less liability for deferred sales charge (4)                                                  (5,625)          (8,500)
                                                                                            ________         ________
Net assets                                                                                  $241,214         $238,427
                                                                                            ========         ========
Units outstanding                                                                             24,999           24,999

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                       $249,989         $249,988
Less maximum sales charge (5)                                                                 (8,125)         (10,999)
Less estimated reimbursement to Sponsor for organization costs (3)                              (650)            (562)
                                                                                            ________         ________
Net assets                                                                                  $241,214         $238,427
                                                                                            ========         ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $600,000 will be allocated between the two Trusts in FT 462, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for the Select Portfolio Series and $.0225 per Unit for the Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for the Select Portfolio Series, or $.340 per Unit for the Portfolio Series, payable to us in five equal monthly installments beginning on April 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through August 20, 2001. If you redeem your Units before August 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for the Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for the Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 20       COMS       3Com Corporation                                            0.13%              $ 15.750     $    315
 98       ADCT       ADC Telecommunications, Inc.                                1.28%                32.438        3,179
  9       ADPT       Adaptec, Inc.                                               0.08%                23.250          209
 15       ADLAC      Adelphia Communications Corporation (Class A)               0.17%                28.875          433
 13       ADBE       Adobe Systems Incorporated                                  0.83%               157.750        2,051
 63       ALTR       Altera Corporation                                          1.42%                55.875        3,520
 26       AMZN       Amazon.com, Inc.                                            0.39%                37.500          975
 28       APCC       American Power Conversion Corporation                       0.24%                21.563          604
 51       AMGN       Amgen Inc.                                                  1.42%                69.125        3,525
  8       APOL       Apollo Group, Inc. (Class A)                                0.11%                35.250          282
 51       AAPL       Apple Computer, Inc.                                        1.26%                61.047        3,113
 47       AMAT       Applied Materials, Inc.                                     1.48%                78.000        3,666
 16       AMCC       Applied Micro Circuits Corporation                          1.26%               195.000        3,120
 33       ATHM       At Home Corporation                                         0.20%                15.375          507
 39       ATML       Atmel Corporation                                           0.29%                18.563          724
 21       BMCS       BMC Software, Inc.                                          0.17%                20.188          424
 42       BBBY       Bed Bath & Beyond Inc.                                      0.36%                20.938          879
 20       BGEN       Biogen, Inc.                                                0.48%                59.875        1,197
 27       BMET       Biomet, Inc.                                                0.33%                30.609          826
 32       BVSN       BroadVision, Inc.                                           0.41%                32.000        1,024
 36       CMGI       CMGI Inc.                                                   0.53%                36.438        1,312
 11       CNET       CNET Networks, Inc.                                         0.13%                29.750          327
 28       CHIR       Chiron Corporation                                          0.50%                44.125        1,235
 38       CIEN       CIENA Corporation                                           1.79%               116.688        4,434
 23       CTAS       Cintas Corporation                                          0.37%                39.813          916
283       CSCO       Cisco Systems, Inc.                                         7.22%                63.125       17,864
 25       CTXS       Citrix Systems, Inc.                                        0.20%                19.688          492
 48       CMCSK      Comcast Corporation (Class A Special)                       0.68%                34.875        1,674
 25       CPWR       Compuware Corporation                                       0.09%                 9.313          233
 19       CMVT       Comverse Technology, Inc.                                   0.71%                92.375        1,755
 27       CEFT       Concord EFS, Inc.                                           0.36%                32.813          886
 28       CNXT       Conexant Systems, Inc.                                      0.55%                48.813        1,367
 26       COST       Costco Wholesale Corporation                                0.36%                34.250          891
106       DELL       Dell Computer Corporation                                   1.65%                38.563        4,088
 11       DLTR       Dollar Tree Stores, Inc.                                    0.19%                43.375          477
 22       EBAY       eBay Inc.                                                   0.68%                76.563        1,684
 27       DISH       EchoStar Communications Corporation (Class A)               0.51%                46.375        1,252
 15       ERTS       Electronic Arts Inc.                                        0.29%                47.250          709
131       ERICY      LM Ericsson AB (ADR)                                        0.95%                18.000        2,358
 17       FISV       Fiserv, Inc.                                                0.38%                55.063          936

                         Schedule of Investments (cont'd.)

 Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 48       GMST       Gemstar-TV Guide International, Inc.                        1.51%              $ 77.750     $  3,732
 12       GENZ       Genzyme Corporation (General Division)                      0.31%                63.125          758
109       GBLX       Global Crossing Ltd. (3)                                    1.30%                29.438        3,209
  7       MLHR       Herman Miller, Inc.                                         0.08%                28.688          201
 24       ITWO       i2 Technologies, Inc.                                       1.80%               185.875        4,461
 77       IMNX       Immunex Corporation                                         1.42%                45.625        3,513
262       INTC       Intel Corporation                                           6.68%                63.063       16,523
 29       INTU       Intuit Inc.                                                 0.68%                57.625        1,671
 99       JDSU       JDS Uniphase Corporation                                    4.29%               107.125       10,605
 23       JNPR       Juniper Networks, Inc.                                      2.04%               220.063        5,061
 25       KLAC       KLA-Tencor Corporation                                      0.54%                53.313        1,333
 11       LGTO       Legato Systems, Inc.                                        0.06%                13.563          149
 28       LVLT       Level 3 Communications, Inc.                                0.81%                71.625        2,005
 47       LLTC       Linear Technology Corporation                               1.29%                68.000        3,196
 15       LCOS       Lycos, Inc.                                                 0.41%                67.375        1,011
 44       MXIM       Maxim Integrated Products, Inc.                             1.46%                82.266        3,620
 53       MCLD       McLeodUSA Incorporated (Class A)                            0.25%                11.500          610
 25       MEDI       MedImmune, Inc.                                             0.77%                75.813        1,895
 59       MFNX       Metromedia Fiber Network, Inc. (Class A)                    0.63%                26.313        1,552
  8       MCHP       Microchip Technology Incorporated                           0.22%                67.250          538
202       MSFT       Microsoft Corporation                                       5.24%                64.250       12,978
 11       MOLX       Molex Incorporated                                          0.24%                53.688          591
 31       NTLI       NTL Incorporated                                            0.50%                40.109        1,243
 37       NTAP       Network Appliance, Inc.                                     2.11%               141.125        5,222
 16       NETA       Network Associates, Inc.                                    0.14%                21.375          342
104       NXTL       Nextel Communications, Inc. (Class A)                       1.86%                44.313        4,609
 32       NXLK       NEXTLINK Communications, Inc. (Class A)                     0.33%                25.188          806
  8       NWAC       Northwest Airlines Corporation                              0.09%                27.250          218
 43       NOVL       Novell, Inc.                                                0.17%                 9.906          426
131       ORCL       Oracle Corporation                                          4.23%                79.938       10,472
 10       PCAR       PACCAR Inc                                                  0.16%                39.000          390
 19       PMCS       PMC-Sierra, Inc. (3)                                        1.76%               229.000        4,351
  4       PHSY       PacifiCare Health Systems, Inc.                             0.08%                48.688          195
 22       SPOT       PanAmSat Corporation                                        0.29%                32.125          707
 41       PMTC       Parametric Technology Corporation                           0.19%                11.688          479
 39       PAYX       Paychex, Inc.                                               0.69%                43.563        1,699
 44       PSFT       PeopleSoft, Inc.                                            0.51%                28.875        1,270
 11       QLGC       QLogic Corporation                                          0.43%                96.688        1,064
100       QCOM       QUALCOMM Incorporated                                       3.03%                75.047        7,505
 18       QTRN       Quintiles Transnational Corp.                               0.11%                14.563          262

                         Schedule of Investments (cont'd.)

 Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 20       RFMD       RF Micro Devices, Inc.                                      0.30%              $ 37.313     $    746
 16       RNWK       RealNetworks, Inc.                                          0.27%                41.500          664
 10       SDLI       SDL, Inc.                                                   1.39%               343.250        3,432
 18       SANM       Sanmina Corporation                                         0.79%               108.063        1,945
 54       SEBL       Siebel Systems, Inc.                                        2.18%                99.938        5,397
  9       SIAL       Sigma-Aldrich Corporation                                   0.10%                28.688          258
 27       SSCC       Smurfit-Stone Container Corporation                         0.13%                11.688          316
 34       SPLS       Staples, Inc.                                               0.20%                14.813          504
 29       SBUX       Starbucks Corporation                                       0.44%                37.875        1,098
 77       SUNW       Sun Microsystems, Inc.                                      3.72%               119.688        9,216
  8       SNPS       Synopsys, Inc.                                              0.12%                37.063          297
 26       TLAB       Tellabs, Inc.                                               0.53%                50.063        1,302
 39       USAI       USA Networks, Inc.                                          0.35%                22.500          878
 46       VRTS       VERITAS Software Corporation                                2.55%               136.938        6,299
 20       VRSN       VeriSign, Inc.                                              1.57%               194.000        3,880
 22       VTSS       Vitesse Semiconductor Corporation                           0.79%                88.500        1,947
 26       VSTR       VoiceStream Wireless Corporation                            1.09%               103.313        2,686
115       WCOM       WorldCom, Inc.                                              1.27%                27.313        3,141
 49       XLNX       Xilinx, Inc.                                                1.72%                86.875        4,257
 30       YHOO       Yahoo! Inc.                                                 1.33%               109.688        3,291
                                                                                 ________                        ________
                         Total Investments                                        100%                           $247,489
                                                                                 =======                         ========

_____________

See "Notes to Schedules of Investments" on page 13.

                          Schedule of Investments

   Nasdaq 100(registered trademark) Securities Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 20       COMS       3Com Corporation                                            0.13%              $ 15.750     $    315
 98       ADCT       ADC Telecommunications, Inc.                                1.28%                32.438        3,179
  9       ADPT       Adaptec, Inc.                                               0.08%                23.250          209
 15       ADLAC      Adelphia Communications Corporation (Class A)               0.17%                28.875          433
 13       ADBE       Adobe Systems Incorporated                                  0.83%               157.750        2,051
 63       ALTR       Altera Corporation                                          1.42%                55.875        3,520
 26       AMZN       Amazon.com, Inc.                                            0.39%                37.500          975
 28       APCC       American Power Conversion Corporation                       0.24%                21.563          604
 51       AMGN       Amgen Inc.                                                  1.42%                69.125        3,525
  8       APOL       Apollo Group, Inc. (Class A)                                0.11%                35.250          282
 51       AAPL       Apple Computer, Inc.                                        1.26%                61.047        3,113
 47       AMAT       Applied Materials, Inc.                                     1.48%                78.000        3,666
 16       AMCC       Applied Micro Circuits Corporation                          1.26%               195.000        3,120
 33       ATHM       At Home Corporation                                         0.20%                15.375          507
 39       ATML       Atmel Corporation                                           0.29%                18.563          724
 21       BMCS       BMC Software, Inc.                                          0.17%                20.188          424
 42       BBBY       Bed Bath & Beyond Inc.                                      0.36%                20.938          879
 20       BGEN       Biogen, Inc.                                                0.48%                59.875        1,197
 27       BMET       Biomet, Inc.                                                0.33%                30.609          826
 32       BVSN       BroadVision, Inc.                                           0.41%                32.000        1,024
 36       CMGI       CMGI Inc.                                                   0.53%                36.438        1,312
 11       CNET       CNET Networks, Inc.                                         0.13%                29.750          327
 28       CHIR       Chiron Corporation                                          0.50%                44.125        1,235
 38       CIEN       CIENA Corporation                                           1.79%               116.688        4,434
 23       CTAS       Cintas Corporation                                          0.37%                39.813          916
283       CSCO       Cisco Systems, Inc.                                         7.22%                63.125       17,864
 25       CTXS       Citrix Systems, Inc.                                        0.20%                19.688          492
 48       CMCSK      Comcast Corporation (Class A Special)                       0.68%                34.875        1,674
 25       CPWR       Compuware Corporation                                       0.09%                 9.313          233
 19       CMVT       Comverse Technology, Inc.                                   0.71%                92.375        1,755
 27       CEFT       Concord EFS, Inc.                                           0.36%                32.813          886
 28       CNXT       Conexant Systems, Inc.                                      0.55%                48.813        1,367
 26       COST       Costco Wholesale Corporation                                0.36%                34.250          891
106       DELL       Dell Computer Corporation                                   1.65%                38.563        4,088
 11       DLTR       Dollar Tree Stores, Inc.                                    0.19%                43.375          477
 22       EBAY       eBay Inc.                                                   0.68%                76.563        1,684
 27       DISH       EchoStar Communications Corporation (Class A)               0.51%                46.375        1,252
 15       ERTS       Electronic Arts Inc.                                        0.29%                47.250          709
131       ERICY      LM Ericsson AB (ADR)                                        0.95%                18.000        2,358
 17       FISV       Fiserv, Inc.                                                0.38%                55.063          936

                    Schedule of Investments (cont'd.)

   Nasdaq 100(registered trademark) Securities Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 48       GMST       Gemstar-TV Guide International, Inc.                        1.51%              $ 77.750     $  3,732
 12       GENZ       Genzyme Corporation (General Division)                      0.31%                63.125          758
109       GBLX       Global Crossing Ltd. (3)                                    1.30%                29.438        3,209
  7       MLHR       Herman Miller, Inc.                                         0.08%                28.688          201
 24       ITWO       i2 Technologies, Inc.                                       1.80%               185.875        4,461
 77       IMNX       Immunex Corporation                                         1.42%                45.625        3,513
262       INTC       Intel Corporation                                           6.68%                63.063       16,523
 29       INTU       Intuit Inc.                                                 0.68%                57.625        1,671
 99       JDSU       JDS Uniphase Corporation                                    4.29%               107.125       10,605
 23       JNPR       Juniper Networks, Inc.                                      2.04%               220.063        5,061
 25       KLAC       KLA-Tencor Corporation                                      0.54%                53.313        1,333
 11       LGTO       Legato Systems, Inc.                                        0.06%                13.563          149
 28       LVLT       Level 3 Communications, Inc.                                0.81%                71.625        2,005
 47       LLTC       Linear Technology Corporation                               1.29%                68.000        3,196
 15       LCOS       Lycos, Inc.                                                 0.41%                67.375        1,011
 44       MXIM       Maxim Integrated Products, Inc.                             1.46%                82.266        3,620
 53       MCLD       McLeodUSA Incorporated (Class A)                            0.25%                11.500          610
 25       MEDI       MedImmune, Inc.                                             0.77%                75.813        1,895
 59       MFNX       Metromedia Fiber Network, Inc. (Class A)                    0.63%                26.313        1,552
  8       MCHP       Microchip Technology Incorporated                           0.22%                67.250          538
202       MSFT       Microsoft Corporation                                       5.24%                64.250       12,978
 11       MOLX       Molex Incorporated                                          0.24%                53.688          591
 31       NTLI       NTL Incorporated                                            0.50%                40.109        1,243
 37       NTAP       Network Appliance, Inc.                                     2.11%               141.125        5,222
 16       NETA       Network Associates, Inc.                                    0.14%                21.375          342
104       NXTL       Nextel Communications, Inc. (Class A)                       1.86%                44.313        4,609
 32       NXLK       NEXTLINK Communications, Inc. (Class A)                     0.33%                25.188          806
  8       NWAC       Northwest Airlines Corporation                              0.09%                27.250          218
 43       NOVL       Novell, Inc.                                                0.17%                 9.906          426
131       ORCL       Oracle Corporation                                          4.23%                79.938       10,472
 10       PCAR       PACCAR Inc                                                  0.16%                39.000          390
 19       PMCS       PMC-Sierra, Inc. (3)                                        1.76%               229.000        4,351
  4       PHSY       PacifiCare Health Systems, Inc.                             0.08%                48.688          195
 22       SPOT       PanAmSat Corporation                                        0.29%                32.125          707
 41       PMTC       Parametric Technology Corporation                           0.19%                11.688          479
 39       PAYX       Paychex, Inc.                                               0.69%                43.563        1,699
 44       PSFT       PeopleSoft, Inc.                                            0.51%                28.875        1,270
 11       QLGC       QLogic Corporation                                          0.43%                96.688        1,064
100       QCOM       QUALCOMM Incorporated                                       3.03%                75.047        7,505
 18       QTRN       Quintiles Transnational Corp.                               0.11%                14.563          262

                         Schedule of Investments (cont'd.)

     Nasdaq 100(registered trademark) Securities Portfolio, Series 2
                                 FT 462


                    At the Opening of Business on the
               Initial Date of Deposit-September 21, 2000


Number                                                                           Percentage         Market       Cost of
of        Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____     ____________________________________                                   __________         ______       _____________
 20       RFMD       RF Micro Devices, Inc.                                      0.30%              $ 37.313     $    746
 16       RNWK       RealNetworks, Inc.                                          0.27%                41.500          664
 10       SDLI       SDL, Inc.                                                   1.39%               343.250        3,432
 18       SANM       Sanmina Corporation                                         0.79%               108.063        1,945
 54       SEBL       Siebel Systems, Inc.                                        2.18%                99.938        5,397
  9       SIAL       Sigma-Aldrich Corporation                                   0.10%                28.688          258
 27       SSCC       Smurfit-Stone Container Corporation                         0.13%                11.688          316
 34       SPLS       Staples, Inc.                                               0.20%                14.813          504
 29       SBUX       Starbucks Corporation                                       0.44%                37.875        1,098
 77       SUNW       Sun Microsystems, Inc.                                      3.72%               119.688        9,216
  8       SNPS       Synopsys, Inc.                                              0.12%                37.063          297
 26       TLAB       Tellabs, Inc.                                               0.53%                50.063        1,302
 39       USAI       USA Networks, Inc.                                          0.35%                22.500          878
 46       VRTS       VERITAS Software Corporation                                2.55%               136.938        6,299
 20       VRSN       VeriSign, Inc.                                              1.57%               194.000        3,880
 22       VTSS       Vitesse Semiconductor Corporation                           0.79%                88.500        1,947
 26       VSTR       VoiceStream Wireless Corporation                            1.09%               103.313        2,686
115       WCOM       WorldCom, Inc.                                              1.27%                27.313        3,141
 49       XLNX       Xilinx, Inc.                                                1.72%                86.875        4,257
 30       YHOO       Yahoo! Inc.                                                 1.33%               109.688        3,291
                                                                                 ________                        ________
                         Total Investments                                        100%                           $247,489
                                                                                 =======                         ========

_____________

                         NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on September 21, 2000. The Select Portfolio Series has a Mandatory Termination Date of March 21, 2002. The Portfolio Series has a Mandatory Termination
Date of September 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:


                                                                         Cost of
                                                                         Securities  Profit
                                                                         to Sponsor  (Loss)
                                                                         ________    _______
Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2   $245,110    $2,379
Nasdaq 100(registered trademark) Securities Portfolio, Series 2           245,110     2,379

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 462, consists of two separate portfolios set forth below:

- Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2

- Nasdaq 100(registered trademark) Securities Portfolio, Series 2

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide the potential for above average capital appreciation through an investment in common stocks of companies which comprise the Nasdaq 100 Index(registered trademark).

The Nasdaq 100 Index(registered trademark) represents 100 of the largest and most active non-financial domestic and international companies listed on the National Market tier of The Nasdaq Stock Market, Inc.(registered trademark) The Nasdaq 100 Index(registered trademark) reflects the Nasdaq's largest companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. The Nasdaq 100 Index(registered trademark) is a modified capitalization-weighted index, which is designed to limit domination of the Index by a few large stocks while generally retaining the capitalization ranking of companies. To be eligible for inclusion in the Index, a stock must have an average daily trading volume of more than 100,000 shares. All of the companies in the Index are over $1 billion in market capitalization with $6 billion in market capitalization as the average. The stocks that are included in the Index, but not the portfolio, are adjusted annually to reflect changes in market capitalization.

Through an investment in the Trusts, you can participate in the collective performance of many of the Nasdaq(registered trademark) stocks that are often in the news or have become household names. Companies such as Microsoft, Intel, Dell Computer, Amgen, Amazon.com, Yahoo!, and QUALCOMM are just some of the leading companies that can be found in the portfolio.

Nasdaq 100(registered trademark) Securities Select Portfolio, Series 2 and Nasdaq 100(registered trademark) Securities Portfolio, Series 2 each consist of a portfolio of the securities contained in the Nasdaq 100 Index(registered trademark) as of the business day prior to the date of this prospectus. The weighting of the Securities in the Trust attempts to match the weightings of the common stocks in the Nasdaq 100 Index(registered trademark) as of the close of business on the business day prior to the date of this prospectus subject to the limitation that only whole shares are purchased for the Trust. The Nasdaq 100 Index(registered trademark) is reviewed and adjusted annually to reflect changes in market capitalization. The composition of the Trust, however, will not be adjusted during the life of the Trust to reflect changes in the composition of the Nasdaq 100 Index(registered trademark) which occur after the Initial Date of Deposit.

The "Nasdaq 100,(registered trademark)" "Nasdaq 100 Index,(registered trademark)" and "Nasdaq(registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc.(registered trademark) (which with its affiliates are the "Corporations") and are licensed for use by us. The Trusts have not been passed on by the Corporations as to their legality or suitability. The Trusts are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Trusts.

There is, of course, no guarantee that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

You should be aware that predictions stated herein for the Nasdaq 100 Index(registered trademark) may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of The Nasdaq Stock Market, Inc.(registered trademark) as a whole and the performance of each Trust is expected to differ from that of The Nasdaq Stock Market, Inc.(registered trademark) Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Securities Selection. The Trust consists of the securities contained in the Nasdaq 100 Index(registered trademark) as of the business day prior to the Initial Date of Deposit. The composition of the Trust will not be adjusted to reflect changes in the composition of the Nasdaq 100 Index(registered trademark) which occur after the Initial Date of Deposit.

Technology Industry. Because more than 25% of the Trusts are invested in common stocks of companies in the technology industry, the Trusts are considered to be concentrated in technology stocks. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either listed directly on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

The Nasdaq 100 Index(registered trademark) Performance

The following table compares historical data for the Nasdaq 100
Index(registered trademark) (but not the Trusts or any prior series) with that of the Dow Jones Industrial Average ("DJIA") and the Standard
& Poor's 500 Composite Stock Price Index ("S&P 500 Index"). This information is not meant to indicate your potential future return. Your investment return will differ from the past returns of the Nasdaq 100
Index.(registered trademark) Returns have fluctuated significantly in the past and have not always been positive.

Returns from the Trusts will differ from the Nasdaq 100 Index(registered trademark) for several reasons, including the following:

- Total Return figures shown for the Nasdaq 100 Index(registered trademark) do not reflect sales charges, commissions, Trust expenses or taxes.

- The Nasdaq 100 Index(registered trademark) returns are for calendar years, while the Trusts begin and end on various dates.

- Each Trust has a maturity longer than one year.

- The Trusts may not be fully invested at all times or the weightings of the stocks in the Trusts may differ from the weightings in the Nasdaq 100 Index.(registered trademark)

- The composition of the Trusts will not be adjusted to reflect changes in the composition of the Nasdaq 100 Index(registered trademark) which occur after the Initial Date of Deposit.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

               COMPARISON OF TOTAL RETURN(1)
               ____________________________
             Nasdaq 100
Year         Index
             (registered                    S&P 500
             trademark)      DJIA           Index
____         ______          ______         _______
1986           6.89%         27.00%         18.31%
1987          10.49%          5.66%          5.33%
1988          13.54%         16.03%         16.64%
1989          26.17%         32.09%         31.35%
1990         -10.41%         -0.73%         -3.30%
1991          64.99%         24.19%         30.40%
1992           8.86%          7.39%          7.62%
1993          11.67%         16.87%          9.95%
1994           1.74%          5.03%          1.34%
1995          43.01%         36.67%         37.22%
1996          42.74%         28.71%         22.82%
1997          20.76%         24.82%         33.21%
1998          85.43%         18.03%         28.57%
1999         102.08%         27.06%         20.94%
2000           1.53%         -8.44%         -0.44%
(thru 6/30)

________________

(1) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Based on the year-by-year returns contained in the table, over the full years listed above, the Nasdaq 100 Index(registered trademark), DJIA and S&P 500 Index achieved an average annual total return of 27.06%, 18.69% and 17.94%, respectively.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.25% of the Public Offering Price for the Select Portfolio Series and 4.40% of the Public Offering Price for the Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for the Select Portfolio Series and $.340 per Unit for the Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for the Select Portfolio Series or $.068 per Unit for the Portfolio Series will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2001 through August 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for the Select Portfolio Series or more than 3.40% of the Public Offering Price for the Portfolio Series.


If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for the Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for the Portfolio Series. For the Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent September 30, commencing September 30, 2001, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows for the Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For the Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%

$500 but less than $1,000           2.40%
$1,000 or more                      1.50%


* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Portfolio Series' Units sold subject to the sales charge reduction for purchases of $1 million or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.


You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial or deferred sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial or deferred sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.75% of the sales price of these Units.


For the Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after September 30, 2001). However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.20% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the

Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the Portfolio Series, costs incurred in annually updating the Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued

 (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.00% for the Select Portfolio Series and 2.85% for the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trusts' net asset value) payable by the Trust for the use of certain trademarks and trade names of The Nasdaq Stock Market, Inc.(registered trademark);

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related

Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.

However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31


                   FIRST TRUST (registered trademark)

NASDAQ 100(REGISTERED TRADEMARK) SECURITIES SELECT PORTFOLIO, SERIES 2
     NASDAQ 100(REGISTERED TRADEMARK) SECURITIES PORTFOLIO, SERIES 2
                                 FT 462

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-45394) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                           September 21, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 462 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated September 21, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

The Nasdaq Stock Market, Inc.(registered trademark)             1
Risk Factors
   Securities                                                   2
   Dividends                                                    2
Litigation
   Microsoft Corporation                                        2
Concentration
   Technology Companies                                         2
Portfolio                                                       3

The Nasdaq Stock Market, Inc.(registered trademark)

The Nasdaq 100(registered trademark) Securities Portfolios are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc.(registered trademark) (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq 100(registered trademark) Securities Portfolios. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq 100(registered trademark) Securities Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq 100(registered trademark) Securities Portfolios particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Nasdaq 100(registered trademark) Securities Portfolios. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Nasdaq 100(registered trademark) Securities Portfolios into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq 100(registered trademark) Securities Portfolios to be issued or in the determination or calculation of the equation by which the Nasdaq 100(registered trademark) Securities Portfolios is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq 100(registered trademark) Securities Portfolios.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE Nasdaq 100(registered trademark) Securities PortfolioS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentration

Technology Companies. The Nasdaq 100(registered trademark) Securities Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolio

   Equity Securities Selected for the Nasdaq 100(registered trademark)
                          Securities Portfolios


3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which connect people and organizations to information. Products include routers, switches, hubs, remote access concentrators, and network management software for Ethernet, Token Ring, Fiber Distributed Data Interface, Asynchronous Transfer Mode and other high-speed technologies.



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, servers, peripherals and networks. The company's input/output, connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.



Adelphia Communications Corporation (Class A), headquartered in
Coudersport, Pennsylvania, owns, operates and manages cable television systems in suburban areas of large and medium-sized cities. The company's also owns and operates a regional provider of integrated communications services in the eastern United States.



Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.



American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.



Apple Computer, Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



At Home Corporation, headquartered in Redwood City, California, provides Internet services over the cable television infrastructure and leased digital telecommunications lines to consumers and businesses. The company is the leading provider of broadband Internet services over the cable television infrastructure to consumers. The company also provides broadband Internet services to businesses over both the cable television infrastructure and digital telecommunications lines.



Atmel Corporation, headquartered in San Jose, California, designs, develops, makes and markets a broad range of high-performance, non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor technologies.



BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



CNET Networks, Inc., headquartered in San Francisco, California, operates a media company integrating television programming with a network of channels on the World Wide Web. The company produces television programs and operates an Internet network focused on computers and technologies.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.



Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Concord EFS, Inc., headquartered in Memphis, Tennessee, sells transaction services and equipment to retailers, financial institutions and trucking companies nationwide; and provides service and maintenance to the company's customers in the northeast United States.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.



eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.



EchoStar Communications Corporation (Class A), headquartered in Littleton, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services. The company also delivers video, audio and data services to business television customers.



Electronic Arts Inc., headquartered in Redwood City, California, creates, markets and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the "Electronic Arts," "Bullfrog Productions," "EA SPORTS," "Jane's
Combat Simulations," "Maxis," "ORIGIN" and "Westwood Studios" brand names.



LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. The company is a leading, independent provider of financial data processing systems and related information management services and products to the financial industry.



Gemstar-TV Guide International, Inc., headquartered in Pasadena, California, develops, markets and licenses proprietary technologies and systems that simplify and enhance the viewing and recording of video and television programming. The company's product is built into televisions, VCRs and TV/VCR combination units and is licensed to cable and other service providers.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Herman Miller, Inc., headquartered in Zeeland, Michigan, designs, manufactures and sells furniture systems, products and related services for offices, and, to a lesser extent, for healthcare facilities, including hospitals and clinical, industrial and educational laboratories.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Legato Systems, Inc., headquartered in Palo Alto, California, develops, sells and supports network storage management software products for heterogeneous client/server computing environments and large-scale enterprises.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Lycos, Inc., headquartered in Waltham, Massachusetts, owns and operates a free, global Internet navigation and community network. This network provides Web search and navigation, communications and personalization tools, homepage building and Web community services and a contemporary shopping center.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



McLeodUSA Incorporated (Class A), headquartered in Cedar Rapids, Iowa, provides integrated local and long distance telecommunications services to businesses and residential customers in the Midwest and Rocky
Mountain states. The company's provides bundled local, long distance and other telecommunications services to end users.



MedImmune, Inc. , headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Metromedia Fiber Network, Inc. (Class A), headquartered in White Plains, New York, provides technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate and government customers in the United States and Europe.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Molex Incorporated, headquartered in Lisle, Illinois, makes electronic, electrical and fiber optic interconnection products and systems;
switches; value-added assemblies; and application tooling. The company serves original equipment manufacturers in such industries as automotive, computer, computer peripheral, business equipment, telecommunications, consumer products and premise wiring.



NTL Incorporated, headquartered in New York, New York, offers local business and residential telephone, residential cable television and Internet services over advanced broadband fiber networks in several major franchise areas in the United Kingdom.



Network Appliance, Inc. , headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost effective file service for data-intensive network environments.



Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products. The company provides a range of consumer-oriented products, including anti-virus protection, Internet security, and desktop utilities.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.



NEXTLINK Communications, Inc. (Class A), headquartered in McLean,
Virginia, provides local facilities-based telecommunications services to a targeted customer base of small and medium-sized businesses. The company operates facilities-based networks providing switched local and long distance services.



Northwest Airlines Corporation, headquartered in Eagan, Minnesota, provides commercial transportation of passengers and cargo. The company's business focuses on the development of a global airline network which includes domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, and extensive Pacific route systems with hubs at Tokyo and Osaka.



Novell, Inc., headquartered in Provo, Utah, provides standards-based network software for intranets and the Internet. The company's products help to integrate information resources and provide necessary network management, messaging and groupware capabilities for customers worldwide.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.



PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



PacifiCare Health Systems, Inc., headquartered in Santa Ana, California, provides healthcare services to commercial, Medicare and Medicaid members; manages, develops and markets diversified health maintenance organization (HMO) products and related services; and sells indemnity health, group life and worker's compensation insurance.



PanAmSat Corporation, headquartered in Greenwich, Connecticut, provides commercial satellite services in the United States, Latin America, the Caribbean, Europe, Asia, the Middle East and Africa. The company provides satellite services mainly to the broadcasting and business communications markets.



Parametric Technology Corporation, headquartered in Waltham, Massachusetts, develops, markets and supports integrated software products which automate the design-through-manufacturing process for the mechanical computer-aided design, manufacturing and engineering industry. The mechanical design automation product family automates product development from conceptual design through production. The enterprise information management solutions accelerate the flow of product data from engineering to other critical areas of an enterprise.



Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.



PeopleSoft, Inc., headquartered in Pleasanton, California, develops, markets and supports public sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications. The company's products are used in large and medium-sized companies, higher education institutions and government agencies.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Quintiles Transnational Corp., headquartered in Durham, North Carolina, provides full-service contract research, sales, marketing and healthcare policy consulting and health information management services to the global pharmaceutical, biotechnology, medical device and healthcare industries.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.



RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



SDL, Inc., headquartered in San Jose, California, designs, manufactures and markets semiconductor optoelectronic integrated circuits, semiconductor lasers, fiber optic products and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing and satellite communications markets.



Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.



Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.



Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.



Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Synopsys, Inc., headquartered in Mountain View, California, develops, markets and supports electronic design automation products for designers of integrated circuits and electronic systems. The company also provides training, support and consulting services for its customers.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



USA Networks, Inc., headquartered in New York, New York, operates a diversified media and electronic business that sells consumer goods and services, engages in television broadcasting, and provides an automated ticketing service. The company's operations include USA Network, The Sci-Fi Channel, Studios USA, USA Broadcasting, Home Shopping Network and Ticketmaster.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



VoiceStream Wireless Corporation, headquartered in Bellevue, Washington, through its subsidiaries, provides personal communications services under the "VoiceStream" brand name. The company's services include rate plans, prepaid services, wireless e-Mail, wireless data and text messaging. The company also provides national and global roaming.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance and Internet services.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 462, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 462, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 21, 2000.

                              FT 462

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   September 21, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated September  21,  2000 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-45394) and related Prospectus of FT 462.



                                               ERNST & YOUNG LLP


Chicago, Illinois
September 21, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 462 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-46255] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6